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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  FORM 12b-25

                                                  COMMISSION FILE NUMBER 1-14382
                                                        CUSIP NUMBER 867939100

                         NOTIFICATION OF LATE FILING
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                                 (Check One:)

[X]  Form 10-K and Form 10-KSB          [_]  Form 11-K            [_]  Form 20-F
[_]  Form 10-Q and Form 10-QSB

For Period Ended:  July 31, 1997


Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

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Full Name of Registrant:  SunStar Healthcare, Inc.
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Former Name if Applicable:
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Address of Principal Executive Office (Street Number):
                            521 East State Road 434
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City, State and Zip Code:  Longwood, Florida  32750
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PART II - RULE 12b-25(b) AND (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X]    (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]    (b)  The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, 11-K or Form N-SAR or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date, or the subject quarterly report or transition report on Form 10-Q portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]    (c)  The accountant's statement or other exhibit required by Rule 12b-
            25(c) has been attached if applicable.

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PART III - NARRATIVE

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State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB,
11-K, 20-F, 10-Q and Form 10-QSB, N-SAR or transition report or portion thereof could not be filed within the prescribed time period.

The Company's Annual Report on Form 10-KSB for the fiscal year ended July 31, 1997 cannot be filed within the prescribed time period because the Company is experiencing delays in the collection of certain information required to be included in the Form 10-KSB. The Form 10-KSB will be filed as soon as reasonably practicable and in no event later than the fifteenth calendar day following the prescribed due date.








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PART IV - OTHER INFORMATION

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(1) Name and telephone number of person to contact in regard to this notification:
        David A. Jesse               (407)              339-4997
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            (Name)                (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s):

                                                    [X] Yes      [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                    [X] Yes      [_] No

    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        SunStar Healthcare, Inc.'s anticipated Net Loss for the year ended July 31, 1997 is anticipated to be approximately $1,631,165 versus a loss of $222,468 for the year ended July 31, 1996.

                           SunStar Healthcare, Inc.
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                 (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 29, 1997                  By: /s/ David A. Jesse
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                                        Name: David A. Jesse
                                        Title: Executive Vice President

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